MDS Interim Report July 31, 2004 (Unaudited)

Management's Discussion and Analysis of Operating Results and Financial Position

This section of the quarterly report contains management's analysis of the financial performance of the company and its financial position. It should be read in conjunction with the consolidated financial statements. Readers are cautioned that management's discussion and analysis ("MD&A") contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to consult the MDS Annual Report and Annual Information Form for fiscal 2003 for additional details regarding risks affecting the businesses.

In our MD&A and elsewhere we refer to measures such as backlog and unusual items that are not defined by generally accepted accounting principles ("GAAP"). Our use of these terms may not be consistent with the way these terms are used by others. Where possible, in particular for earnings per share measures, we provide tables or other information that assists readers in reconciling between such non-GAAP measures and standard GAAP measures. While these measures are not defined by or required by GAAP, we provide this information to readers to help them better understand the significant events, transactions, and trends that affect our businesses.

Unless otherwise noted, all financial references in this document exclude the discontinued US laboratories and generic radiopharmaceutical operations of the Company, and therefore reflect our continuing operations. The results for prior periods have been restated to conform to this presentation.

Overview

(Tabular amounts are in millions of Canadian dollars, except where noted.)

Summary Results	Third Quarter		Nine Months
	2004	2003	2004	2003
Revenues	$465	$444	$1,373	$1,300
Operating Income	$73	$67	$140	$161
Basic earnings per share	$0.35	$0.23	$0.30	$0.37

Revenues for the third quarter increased 5% compared to 2003. Our analytical instruments business led growth overall, rising 16% for the quarter as a result of strong sales growth in the 4000 series of mass spectrometers.

The reorganization of MDS Proteomics was completed late in the quarter and the net impact on our operating income is limited to a portion of the losses incurred prior to completion of the reorganization. These losses were more than offset by a gain we realized from the reorganization. In addition, the completion of the reorganization has enabled us to utilize investment tax credits earned by MDS Proteomics against income taxes generated by our other businesses. These items, combined with strong performance in analytical instruments and a postponement of expected fee cuts in British Columbia (BC), helped to drive operating income to $73 million, an increase of 9% over the prior year. Details of operating income for the period follow:

		Third Quarter		Nine Months
		2004	2003	2004	2003
	Operating income from continuing operations before MDS Proteomics and other items	$66	$74	$206	$211

MDS Proteomics	- Operations	(5)	(9)	(26)	(26)
	- Write-down of goodwill and other assets	-	-	(63)	-
	Gain resulting from reorganization	8	-	8	-

	Operating income from continuing operations, before other items	69	65	125	185
	Valuation provisions	-	-	-	(75)
	Restructuring charges	-		(6)
	Investment tax credits from MDS Proteomics	3	-	3	-
	Patent settlement	-	-	14	39
	Gain on sale of businesses and other	1	2	4	12
	Operating income from continuing operations	$73	$67	$140	$161

These special items had the following impact on basic earnings per share:

	Third Quarter		Nine Months
	2004	2003	2004	2003
EPS from continuing operations before MDS Proteomics and other items	$0.29	$0.32	$0.86	$0.90
MDS Proteomics	(0.01)	(0.06)	(0.55)	(0.18)
EPS from continuing operations before other items	0.28	0.26	0.31	0.72
Valuation provisions	-	-	-	(0.51)
Restructuring charges	-	-	(0.02)	-
Recognition of MDS Proteomics tax assets	0.08	-	0.08	-
Patent settlement	-	-	0.06	0.18
Gain on sale of businesses and other	0.01	-	0.03	0.06
EPS from continuing operations	0.37	0.26	0.46	0.45
Discontinued operations	(0.02)	(0.03)	(0.16)	(0.08)
Basic EPS	$0.35	$0.23	$0.30	$0.37

Segment Results

Third Quarter			2004			2003
	Revenues	Operating Income (Loss)	Operating Margin	Revenues	Operating Income (Loss)	Operating Margin
Life Sciences	$292	$47	16%	$275	$57	21%
Health	173	23	13%	169	19	11%
	465	70	15%	444	76	17%
Proteomics	-	3	n/m	-	(9)	n/m
	$465	$73	16%	$444	$67	15%

n/m = not meaningful

Nine Months			2004			2003
	Revenues	Operating Income (Loss)	Operating Margin	Revenues	Operating Income (Loss)	Operating Margin
Life Sciences	$863	$161	19%	$807	$160	20%
Health	510	60	12%	493	26	5%
	1,373	221	16%	1,300	187	14%
Proteomics	-	(81)	n/m	-	(25)	n/m
	$1,373	$140	10%	$1,300	$161	12%

Life Sciences

Review of operations - Revenues from Life Sciences businesses for the quarter were:

Third Quarter	2004	2003	Change
Early-stage research	$89	$90	(1)%
Late-stage research	45	35	29%
Pharmaceutical research services	134	125	7%
Gamma sterilization	17	23	(26)%
Nuclear medicine	53	51	4%
Therapy systems	10	9	11%
Isotopes	80	83	(4)%
Analytical instruments	78	67	16%
	$292	$275	6%

Our analytical instruments business performed well this quarter as sales of API 4000TM and 4000 QtrapTM were very strong. Despite competition in these markets, order levels for these high-end machines remain solid. End-user sales of mass spectrometers were up 36% in US dollar terms, compared to the third quarter of last year.

Sales of cobalt 60 were particularly strong in the third quarter of 2003 as supply levels were high at that time. Revenues for the third quarter this year were lower as inventory levels were depleted in the early part of the quarter. We received new supply too late to have much impact in the quarter; however, we expect revenues in the fourth quarter to be up substantially.

Pharmaceutical research services revenue increased by 7% in the third quarter compared to the same period last year, and were up 10% when adjusted for the impact of currency fluctuations. In our early-stage businesses, pharmacology and drug safety have remained strong; however, we saw continued weakness in our bioanalytical business, where revenues remained below those of 2003. These shortfalls in the bioanalytical business have offset otherwise solid revenue growth in early clinical research, where revenues are up in line with industry average growth rates. Revenues in our late-stage businesses were up significantly compared to last year and strength in our European late-stage clinical development was a major factor in this improvement.

We have experienced continued growth in backlog as sales momentum in pharmaceutical research services remains healthy. As the majority of our revenues in this division originate in the United States, we track our backlog in US currency. Our backlog has grown over the past seven quarters as shown in the table below:

Average Backlog	[millions of US dollars]
Fiscal 2003 - Quarter 1	$200
Quarter 2	220
Quarter 3	240
Quarter 4	230
Fiscal 2004 - Quarter 1	240
Quarter 2	265
Quarter 3	285

Measurement of backlog is not defined by GAAP and our measurement of backlog may vary from that used by others. While we believe that long-term backlog trends serve as a useful metric for assessing the growth prospects for our business, backlog is not a guarantee of future revenues and provides no information about the timing on which future revenue may be recorded.

Operating income in the Life Sciences segment was affected by slower than expected sales in our higher margin bioanalytical business. Profit margins in this business are tied to the utilization of capacity in our bioanalytical laboratories. During this fiscal year, we experienced a business mix characterized by lower value studies compared with 2003, particularly from our pharma customers. This has resulted in lower revenues and higher production costs, which has impacted operating margins. Changes in mix do occur from time to time, depending on the products that are in the development pipelines of our customers. We continue to do good business with all of our major clients but, on average, revenues are lower than the previous year.

In May 2004, we received an untitled letter from the Food and Drug Administration (FDA) expressing concerns related to certain procedures performed in a bioanalytical study in 2001 at our Montreal facility. During much of the third quarter, significant resources were dedicated to working with the FDA to address their concerns. We have formally responded to and met with the FDA and believe that the processes put in place fully address their concerns. Although the financial implications of this regulatory issue are difficult to quantify, we believe that this situation did have a negative impact on revenues and operating income in the third quarter.

Capital expenditures - Purchases of capital assets in Life Sciences amounted to $23 million for the quarter compared to $24 million last year.

Segment outlook - We are entering the final quarter of 2004 well positioned in two of our Life Sciences businesses. With the substantial increase in our cobalt inventories, we expect strong revenue growth from our isotopes businesses in our fourth quarter. We are also continuing to see good order levels in our key analytical instrument lines. These two businesses contribute substantially to the overall operating margin of this segment, so this revenue strength is encouraging. It should be noted though that the level of quarter-over-quarter revenue growth experienced in the third quarter in analytical instruments is unlikely to be repeated for the fourth quarter, reflecting the higher than expected growth for the third quarter of this year.

Our pharmaceutical research services business is expected to show improved revenue growth and improved margins in the fourth quarter. While we expect bioanalytical revenues to build, we anticipate that this will happen gradually over the next several quarters.

Maple Project- During the third quarter, we were advised by Atomic Energy Canada Limited (AECL) that a technical problem was experienced during a recent operating test and the shut-off rod safety system, which forms a central part of the emergency shutdown system of the MAPLE reactor, failed to function within its specifications. AECL is currently conducting an investigation into the cause of this event. AECL has advised us that they will be unable to present their findings on this and other matters to the Canadian Nuclear Safety Commission (CNSC) prior to their November 2004 meeting.

We continue to be disappointed by AECL's performance in resolving technical and regulatory issues on this project. AECL has advised us that they remain confident that, in time, all technical issues will be resolved and the reactors and associated processing facility will receive the requisite regulatory approvals. At this time, we do not have sufficient, reliable information from AECL to predict with any reasonable degree of accuracy when commercial production will commence in the new facilities.

AECL's existing NRU reactor is able to satisfy all customer requirements for reactor-based isotopes. The current operating license issued by CNSC for the NRU reactor expires in December 2005. We are advised by AECL, the owner and operator of the reactor, that they expect an extension to the existing license will be obtained, which will ensure uninterrupted supply of the critical products we supply to the global medical community.

In the third quarter, $11 million of costs were capitalized with respect to the MAPLE reactor project including $9 million of design, construction and installation costs, and $2 million of interest. At quarter-end, the total amount capitalized on this project was $330 million, an amount that significantly exceeds original cost estimates developed by AECL. This amount is net of cost-sharing payments which we have received to date from AECL, and which are significantly less than the amount to which we believe we are entitled.

We expect to continue our current accounting practices for this project until construction is completed, following which we will cease capitalizing costs and will commence recording amortization expense. The change from capitalization to amortization is expected to take place gradually over a period of several months as production volumes from the older NRU reactor are transitioned to the new facility. Financial responsibility for decommissioning costs of both the NRU and the MAPLE facilities and liabilities related to any nuclear incidents are now and will remain the responsibility of AECL.

Construction costs for this project, as well as AECL's current estimates of operating costs, both significantly exceed initial estimates. Financial responsibility for construction cost over-runs and portions of pre- and post-commissioning operating costs are the subject of a dispute with AECL. We intend to vigorously pursue our interests in this dispute.

Given current uncertainties, it is not possible, at this time, to predict the final construction costs or operating costs that will be borne by MDS. Accordingly, it is also not possible to predict the overall impact on our operating profitability following the transition from the current operating environment to the new facility.

Health

Review of operations - Revenues from Health businesses in the quarter were:

Third Quarter	2004	2003	Change
Canadian laboratories	$107	$102	5%
US laboratories	18	19	(5)%
Diagnostics	125	121	3%
Distribution	48	48	-
	$173	$169	2%

Our Canadian diagnostic business was up slightly compared to the same quarter last year. In the key British Colombia market, the government and the BC Medical Association resolved the on-going dispute over unilateral fee cuts announced by the government last year. The settlement resulted in the deferral of all fee cuts to July 1, 2004, at which time a 20% fee reduction came into affect.

Revenues from our remaining US laboratories were down slightly from last year, reflecting the lower value of the US dollar.

Revenues from our Distribution business were level compared to the same period last year.

Our operating margin for the quarter is up substantially due primarily to the deferral of fee reductions in BC. Although the fee cuts were deferred until the final month of the quarter, our mitigation strategies have been in place for the majority of the year, resulting in better than expected results from BC for the quarter and the year-to-date.

Capital expenditures - Health businesses purchased $4 million of capital assets during the third quarter of 2004 compared to $3 million in the same period in 2003.

Segment outlook - We are continuing our efforts to strengthen our operating results in this segment. Our mitigation efforts in BC will offset a portion of the fee cut in that province, and we are continuing to take other steps designed to make our diagnostics operations more effective and efficient. As these efforts will not offset the full impact of the fee cut, we do not expect to retain this operating income level in the fourth quarter; however, we believe that the steps taken to date to improve operating efficiencies will result in sustainable margins as we head into Fiscal 2005.

Proteomics

On July 29, 2004, MDS Proteomics completed the reorganization that we announced in our second quarter interim report. As a result of this reorganization, MDS's interest in the newly renamed Protana Inc. has been reduced to 48.4%. Also as reported in the second quarter, the carrying value of this investment has been reduced to nil in our accounts and we have a negative carrying value for this investment which affords us a provision of $10 million related to our exposure under certain guarantees. We will equity account for our interest in Protana beginning in the fourth quarter and, because of our negative carrying value, expect no impact on income from any on-going Protana losses.

Because MDS controlled MDS Proteomics until it emerged from creditor protection, we continued to report our share of the consolidated operating loss of the company for the period up to July 29. Our share of the operating loss of the company for that period was $5 million.

Under the terms of the reorganization, MDS was released from certain obligations that were previously reflected as liabilities in our consolidated accounts. As the carrying value of these liabilities exceeded the carrying value of our net investment in MDS Proteomics, we recorded a non-cash gain of $8 million in the third quarter. This gain offsets the majority of our share of the consolidated net losses of MDS Proteomics for the quarter, and consequently, the net loss we are reporting related to the final reorganization of MDS Proteomics is $1 million ($0.01 per share).

A significant benefit of the reorganization for MDS is the access that we gained to tax losses carried forward and investment tax credits owned by MDS Proteomics. Because MDS is likely to be able to benefit from these losses in the future, we have reduced the valuation allowance that had previously existed in our consolidated accounts related to these assets. This resulted in a one-time earnings per share gain of $0.08 for the quarter. As these tax assets will be used to offset income generated by certain of our core businesses, this gain is not included in the earnings per share related to MDS Proteomics and is instead disclosed as a separate line in our earnings per share reconciliation.

As we do not consolidate Protana, certain assets and liabilities belonging to that company no longer form part of our consolidated accounts. Following are the significant reductions in our account balances that result from this change in accounting treatment:

Reduction compared to October 2003 balance
Cash	$30
Net current liabilities	$4
Capital assets	$29
Goodwill	$118
Long-term debt	$64
Minority interest	$43
Long-term investments	$2

Corporate

Effective May 1, 2004, we completed a series of transactions that resulted in the transfer of assets and operations that form part of our Ontario laboratory business into MDS Laboratory Services LP ("Labs LP"), a newly formed partnership in which MDS now holds an indirect effective interest of 99.56%. This interest is held through LPBP Inc (LPBP), formerly Hemosol Inc.

As a result of this transaction, the Company will be able to benefit from significant tax losses carried forward, research and development expense pools, and investment tax credits, having an estimated combined value of $120 million. These tax assets were accumulated by LPBP from the blood products business operated by that company prior to the reorganization. The cost to us to gain access to these assets totaled $19 million; represented by a $16 million cash transfer to Hemosol Corp., the successor corporation to Hemosol Inc. in the blood products business, along with $3 million of transaction costs.

We recorded these future tax assets at their expected value of $120 million. In addition, and in accordance with Canadian GAAP as set out in EIC 110 "Accounting for Acquired Future Tax Benefits in Certain Purchase Transactions that are not Business Combinations", we recorded a corresponding unrealized benefit on the acquisition of these tax assets of $120 million. This benefit was reduced by the cost to us to acquire the tax assets and the net amount of $101 million was recorded as a deferred credit.

The future tax asset will be recognized in income based on the effective tax rate existing during each future period as these tax assets are utilized. The unrealized benefit from the tax assets will be amortized on a basis that is pro-rata to the future income tax asset draw-down. This transaction resulted in tax savings of $3 million in our third quarter and is expected to result in similar quarterly savings over the next eight years.

Other aspects of this transaction were completed in a manner consistent with our second quarter disclosures.

The tax rate applicable to our core business was 37% compared to 36% reported in the same quarter last year.

From time to time, we are subject to audit by tax authorities. While such audits typically raise adjustments, these adjustments are usually not material. Over the course of the past year, we have been subject to a routine tax audit by Canadian tax authorities. During the course of this audit, the Canadian Revenue Agency (the CRA) questioned the deductibility of certain costs paid by one of our joint ventures to our joint venture partner. These costs are in the nature of marketing and selling expenses. Although we have yet to be reassessed based on the position put forward by the CRA, the expenses in question total $80 million and disallowance would result in a tax liability estimated at $10 million to $15 million. Based on our own knowledge of the nature of these payments and on discussions with our legal counsel, we believe that these costs are deductible and entirely appropriate. We believe that we have adequate tax reserves on our books for all reasonable tax audit exposures. No additional provision was made in the accounts this quarter for this possible reassessment.

Research and development spending in the quarter of $7 million is net of investment tax credits including those from MDS Proteomics. The slight decrease from last year reflects lower spending by MDS Proteomics in the period leading up to the reorganization.

Our hedging strategy continued to protect us from the impact of the decline in the value of the US dollar. US dollar hedges that matured in the quarter resulted in gains of $8 million compared to $6 million for the same period last year. For the year to date, we have realized gains from matured hedges totalling $27 million (2003 - $11 million). As at the end of the quarter, our remaining portfolio of hedges has an unrealized gain of $31 million. If the US dollar retains its currently level, we expect to realize this gain on a declining basis over the course of the next five quarters.

Investment in change

Last year, we announced the launch of major initiatives across MDS that included the implementation of a common business system based on an Oracle platform, improvements to our information technology infrastructure, and the adoption of a shared services approach to the provision of certain support services. We have made a significant investment of resources in these initiatives and we have made considerable progress. MDS Enterprise Services was launched on June 1, 2004, and our human resource, facilities management, and information technology support groups moved to this new organization. Our Oracle implementation is proceeding and we expect the first conversion to the new platform to be effective November 1, 2004. Other business units will follow, with the majority of the conversions being completed over the balance of fiscal 2005. Our current expectation is that we will have invested up to $135 million in these change initiatives by the time they are complete. While some of this investment will be in capital, a significant portion will be expensed as incurred.

In addition to these initiatives, in October 2003 we outsourced certain of our IT infrastructure and IT support services to IBM. The incremental cost of transitioning to outsourced IT support services will be incurred over the course of 2004 through 2006 as the other initiatives are completed and we are able to reduce our rate of spending on internal IT support.

To date in fiscal 2004, we have invested $48 million in these combined initiatives, of which, $34 million has been expensed. These expenses account for the majority of the incremental selling, general, and administrative expense for the year-to-date. Through the remainder of fiscal 2004 and 2005, we expect to continue to experience elevated levels of general and administrative expense as a result of these initiatives, as well as other corporate projects such as compliance with Sarbanes-Oxley legislation.

Discontinued operations

Combined revenues for discontinued operations for the quarter were $4 million compared to $19 million last year. The closure of the generic radiopharmaceutical facility is expected to occur before the end of December 2004.

Liquidity and capital resources

Our net cash position at July 31, 2004 was $270 million, compared to $297 million at April 30, 2004, reflecting the combined effect of the Hemosol and Protana reorganizations. Operating working capital was $136 million, an increase of $18 million from April.

Events subsequent to the end of quarter

After the quarter, the Company announced the signing of a definitive agreement to expand the scope of the Applied Biosytems/MDS Sciex joint venture in life science mass spectrometry. Under the terms of the agreement, MDS has agreed to pay US $40 million for a 50% interest in current Applied Biosystems MALDI Time-of-Flight (TOF) mass spectrometry systems and next-generation products under development. This new business is expected to increase MDS Sciex revenues by $25-30 million in fiscal year 2005. The transaction is expected to close in October of 2004, following approvals by the requisite regulatory bodies.

Outlook

A number of initiatives previously discussed were completed in the third quarter that continue the strategic repositioning of MDS. As noted, we are pleased with the progress we are making on our change initiatives. Continued vigilance will be required to ensure that we exercise strong financial controls over our investments in this area and then implement the change required to realize the full benefits of these investments. To this purpose we remain committed.

The third quarter was strong for our isotopes, analytical instruments, and diagnostics businesses but we faced significant challenges in the bioanalytical component of our pharmaceutical services division. This business is not delivering the returns that it is capable of and we remain focused on facing these challenges head-on.

During the quarter, we made significant progress preparing for compliance with the US Sarbanes-Oxley legislation and Bill 198 in Ontario. We expect to be compliant with these new regulations, as required, for our fiscal 2005 year-end.